Mail Stop 4561

August 20, 2008

William B. Berens
President and Chief Executive Officer
National Datacomputer, Inc.
900 Middlesex Turnpike, Bldg. 5
Billerica, MA 01821

> **Re:** **National Datacomputer, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 000-15885**

Dear Mr. Berens:

We have reviewed your response letter dated August 11, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 7. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 38

1.   We note your response to prior comment number 2 and have the following additional comments:

- Please tell us whether you sell your annual maintenance contracts as part of the multiple-element arrangements accounted for under SOP 97-2 and, if so, how you establish VSOE for the maintenance contracts;

- Tell us whether implementation services are considered essential to the functionality of your software; and
- Confirm to us that you will revise your revenue recognition policy in future filings to specifically address each of the products and services you sell.

Item 8A. Controls and Procedures, page 24

2.   We note your proposed disclosure in response to prior comment number 4 includes the statement "Notwithstanding the existence of the material weakness described below, management has concluded that the consolidated financial statements in this Form 10-KSB fairly present, in all material respects, the Company's financial position, results of operations and cash flows for the periods and the date presented." Such disclosure appears to be qualifying management's conclusions with respect to your disclosure controls and procedures. Please remove this statement from your proposed and future disclosures.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4. Controls and Procedures, page 17

3.   We have read your proposed disclosure in response to prior comment number 7. Please note that Form 10-Q does not require a response to Item 308(a) or (b) of Regulation S-X. Please remove Management's Annual Report on Internal Control over Financial Reporting and your Remediation Plan for Material Weakness from your proposed disclosure and confirm that you will revise in future filings the similar disclosure included in your Form 10-Q for fiscal quarter ended June 30, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief